Via Facsimile and U.S. Mail
---------------------------

                                                                   July 26, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:    Celgene Corporation
            Form 10-K Fiscal Year Ended December 31, 2005
            File No. 000-16132

Dear Mr. Rosenberg:

     Pursuant to the above referenced matter and to our related telephone conversation with Amy Bruckner on July 19, 2006, this letter reflects additional information requested by the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") regarding our supplemental response letter dated July 14, 2006. The response is numbered so as to correspond to the comment number in the Staff's Comment Letter to Mr. Robert J. Hugin, Chief Financial Officer of Celgene, dated May 12, 2006 (the "Comment Letter").

RESPONSES TO COMMENT LETTER

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------

Consolidated Financial Statements

Statements of Cash Flows, page F-5
----------------------------------

STAFF COMMENT

4. Please provide us with your computation of the following amounts presented in the operating activities section of your statements of cash flows for the years ended December 31, 2005 and 2004: deferred income taxes of $(91,356) and $(79,847), respectively; and increase in income tax payable of $74,155 and $40,404, respectively.

Celgene Corporation
File No. 000-16132
July 26, 2006
Page 2

BACKGROUND:

     Our response letter dated June 5, 2006 provided in tabular format the computation of deferred income taxes and income taxes payable as presented in the operating activities section of the statements of cash flows for the years ended December 31, 2005 and 2004. Upon further discussion with the Staff, we provided a supplemental response letter dated July 14, 2006 wherein we presented the operating activities section of the statements of cash flows for the years ended December 31, 2005 and 2004 reflecting certain reclassifications that will be made for the years ended December 31, 2005 and 2004. The reclassifications, which do not result in a change to net cash provided by operating activities for either the year ended December 31, 2005 or 2004, will be made in our next annual report on Form 10-K and conforming reclassifications will be made for the 2005 interim periods in our 2006 quarterly reports on Form 10-Q.

     Following the submission of our supplemental response letter, we understand, based on our telephone conversation with Amy Bruckner, that the Staff would like an explanation of the amounts presented in the reclassified operating activities section of the statement of cash flows for deferred income taxes for the year ended December 31, 2005 and for income taxes payable for the year ended December 31, 2004.

RESPONSE:

     Our computation of deferred income taxes as presented in the reclassified operating activities section of the statements of cash flows for the year ended December 31, 2005 is as follows:

     DEFERRED INCOME TAXES - DECEMBER 31, 2005:

                                                                (IN THOUSANDS $)
     ---------------------------------------------------------------------------
     Current year deferred income tax benefit:

         United States                                               $   (3,430)
         International                                                   (1,087)
                                                                     ----------
                                                                     $   (4,517)
         Recognition of deferred tax assets(1)                          (42,603)
                                                                     ----------
     DEFERRED INCOME TAX                                             $  (47,120)
     ===========================================================================

     (1) As disclosed in Note 17 of the Notes to the 2005 Consolidated Financial Statements, at March 31, 2005, we determined it was more likely than not that certain benefits of its deferred tax assets would be realized based on favorable clinical data related to REVLIMID(R) (Lenalidomide) received during the quarter in concert with the Company's nine consecutive quarters of profitability. This led to the conclusion that it was more likely than not that the Company will generate sufficient taxable income to realize the benefits of its deferred tax assets. As a result of eliminating the related valuation allowances, the Company recorded an income tax benefit in 2005 of $42.6 million.

Celgene Corporation
File No. 000-16132
July 26, 2006
Page 3

     Our computation of income taxes payable as presented in the reclassified operating activities section of the statements of cash flows for the year ended December 31, 2004 is as follows:

     INCOME TAXES PAYABLE - DECEMBER 31, 2004:

                                                                (IN THOUSANDS $)
     ---------------------------------------------------------------------------
     BALANCE SHEET AT DECEMBER 31, 2003                               $     281
     Income tax provision - current                                      33,982
     Income taxes paid                                                   (5,493)
     Increase in income taxes payable resulting from acquisition          1,477
     Taxes payable on intercompany profits from asset sale
      within the consolidated group                                      25,222
     Income tax benefit upon exercise of stock options                  (14,202)
     Other                                                                  (79)
                                                                      ---------
     BALANCE SHEET AT DECEMBER 31, 2004                               $  41,188
                                                                      ---------
     CHANGE IN INCOME TAXES PAYABLE                                   $  40,907

     Reconciliation of balance sheet change to operating cash
     --------------------------------------------------------
     flows increase in income taxes payable
     --------------------------------------

     Effect of acquisition classified in investing activities            (1,477)
     Eliminate effects of non-cash transactions:
     Taxes payable on intercompany profits from asset sale
      within the consolidated group                                     (25,222)
     Income tax benefit upon exercise of stock options                   14,202
     Other                                                                   79
                                                                      ---------
     INCREASE IN INCOME TAXES PAYABLE PER STATEMENT OF CASH FLOWS     $  28,489
     ===========================================================================

     The increase in income taxes payable of $28,489 reflects the current income tax provision of $33,982, offset by taxes paid of $(5,493).

     The schedule of cash flows from operating activities for the year ended December 31, 2004 that was presented in our supplemental response letter dated July 14, 2006 incorrectly reported the reclassified increase in income taxes payable as $30,085 and the reclassified decrease in accounts payable and accrued expenses as $(3,993). This occurred from inadvertently copying the wrong amounts from the supporting workpapers into the supplemental response letter.

Celgene Corporation
File No. 000-16132
July 26, 2006
Page 4

     Presented below is the updated operating activities section of the statements of cash flows for the year ended December 31, 2004, which includes the reclassification necessary between income taxes payable and changes in accounts payable and accrued expenses.

     ---------------------------------------------------------------------------
     Cash Flows From Operating Activities                            Year Ended
     (IN THOUSAND $)                                                December 31,
                                                                        2004
                                                                    -----------
     Net income                                                      $   52,756
     Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
       Depreciation and amortization of long-term assets                  9,690
       Provision for accounts receivable allowances                       8,315
       Realized gain on marketable securities available for sale         (3,050)
       Unrealized loss on value of EntreMed warrants                      1,922
       Non-cash stock-based compensation expense                            449
       Amortization of premium/discount on marketable securities
         available for sale, net                                          2,085
       Amortization of debt issuance cost                                 2,443
       Amortization of discount on note obligation                          108
       Deferred income taxes                                            (23,567)
       Shares issued for employee benefit plans                           4,267
     Change in current assets and liabilities, excluding the
     effect of acquisition:
       Increase in accounts receivable                                  (13,051)
       Increase in inventory                                            (11,192)
       Increase in other operating assets                                (1,174)
       Increase in accounts payable and accrued expenses                 18,241
       Increase in income tax payable                                    28,489
       Increase in deferred revenue                                      79,208
                                                                     ----------
     Net cash provided by operating activities                       $  155,939
     ===========================================================================


Should you or your staff have any questions concerning our responses, please do not hesitate to contact me or our Corporate Controller, Jim Swenson at (908) 673-9607.

In connection with responding to the Comment Letter, we acknowledge that:

   o we are responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Robert J. Hugin

Robert J. Hugin,
Chief Financial Officer

cc: Amy Bruckner, Staff Accountant
    Lisa Vanjoske, Assistant Chief Accountant